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February 28, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Mr. Hugh West, U.S. Securities and Exchange Commission

Re:                                                                             Henderson Group plc

Amendment No. 2 to the Draft Registration Statement on Form F-4

Submitted February 14, 2017

CIK No. 0001274173

Dear Mr. West:

On behalf of our client, Henderson Group plc (“Henderson” or the “Company”), we have submitted confidentially today a revised draft of the Company’s Registration Statement on Form F-4 (“Amendment No. 3”) to the Company’s draft registration statement on Form F-4 (the “Draft Registration Statement”), which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on EDGAR on November 23, 2016. Amendment No. 3 is marked to show changes from the amendment to the Draft Registration Statement confidentially submitted to the Commission on February 14, 2017 (“Amendment No. 2”).

Amendment No. 3 includes or incorporates by reference 2016 audited financial statements and “management’s discussion and analysis of financial condition and results of operations” for Henderson and Janus Capital Group Inc. (“Janus”), updated pro forma financial statements giving effect to the business combination of Henderson and Janus and other changes that are intended to update, clarify and render more complete the information contained therein.

We have received a comment letter from the SEC staff dated February 27th, 2017 and will respond to such letter shortly in a further submission.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 230-4681 or send me an e-mail (Paul.Tropp@freshfields.com).

Sincerely,

/s/ Paul D. Tropp
Paul D. Tropp

cc:
Jessica Livingston
Era Anagnosti
Robert Klein
(Securities and Exchange Commission)

Jacqui Irvine
(Henderson Group plc)

David W. Grawemeyer
(Janus Capital Group Inc.)

Peter D. Lyons
Matthew F. Herman
(Freshfields Bruckhaus Deringer US LLP)

Ralph Arditi
David C. Hepp
(Skadden, Arps, Slate, Meagher & Flom LLP)